United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Comment on Procuradoria of CADE opinion

Rio de Janeiro, April 13, 2005 — Companhia Vale do Rio Doce (CVRD) informs that the Procuradoria of CADE, attorney general office of Brazil’s Administrative Council for Economic Defense, issued on April 5, 2005, as part of the regular course of the process, an opinion on the recommendations made by the Secretariat for Economic Monitoring (SEAE) and the Economic Law Secretariat (SDE) about the acquisitions made by CVRD of Brazilian iron ore companies SOCOIMEX, SAMITRI, FERTECO and CAEMI, as well as the agreement to unwind the cross-shareholdings between CVRD and CSN. This opinion is strictly related to the legal aspects of those recommendations.

The above mentioned opinion, as the previously ones issued by SEAE and SDE, does not cause any effect on the Company’s operations, whereas the decision of this matter depends on CADE.

CVRD awaits the conclusion of the CADE process confident of its arguments presented to these authorities.

The consolidation of CVRD, as a large global mining company, turned Brazil into an attractive region for new steel investments, as shown by the projects announced in the states of Maranhão, Ceará, Pará and Rio de Janeiro.

CVRD, the largest private investor in the Brazilian economy, reaffirms its support to the local steel industry, assuring iron ore supply at price and quality conditions that guarantee the extraordinary competitiveness of the Brazilian steel segment.

CVRD reiterates its commitment with the development of Brazil, investing in the improvement of railroads and ports, aiming at keeping its clients high levels of satisfaction.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: April 14, 2005	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer